

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (813) 832-5284

February 28, 2011

William VanVliet
Chairman and Chief Executive Officer
Renewable Fuel Corp
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, Nevada 89128

> **Re:** **Renewable Fuel Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 9, 2011**
> **File No. 333-170542**

Dear Mr. VanVliet:

We have reviewed your registration statement and have the following comments.

General

1. Please provide updated financial statements and related disclosures for the interim period ended December 31, 2010 as required by Rule 8-08 of Regulation S-X.

2. We note certain inconsistencies throughout your filing particularly related to the expected costs necessary to complete the construction of your plants. Please clarify or correct all inconsistencies.

3. Please have counsel provide an opinion of counsel regarding the legality of the securities being registered. Supplementally explain the purpose of current exhibit 5.1.

4. We reissue comment 2 of our letter dated December 9, 2010.

Summary Information-Organization, page 2

5. Please disclose and discuss in the forepart of your filing the current default of the term loan facilities, including the total amount due, the potential risks and consequences of the default, any steps you are undertaking to obtain a waiver or cure the default, and an assessment of the likelihood of the success of your efforts.

6. We note that you refer to PBC as a wholly-owned subsidiary here and throughout your filing, however; it appears that this disclosure may not be accurate based on the spin-off transaction disclosed in your financial statements and the diagram presented on page 3. Please clarify or revise here and throughout your filing. We also note that you refer to

William VanVliet
Renewable Fuel Corp.
February 28, 2011
Page 2

Research as a subsidiary of PBC, however; it appears that this disclosure may not be accurate based on the diagram presented on page 3. Please clarify or revise.

7. Please disclose that you currently have no contracts or agreements for the supply of feedstock.

8. Please remove the duplicative diagram on page 3.

9. Please disclose whether you plan to take steps to have your shares quoted on the OTCBB.

10. Please file your production license agreements with Badan Koordinasi Penanaman as exhibits. Please also ensure that you comply with English language translation requirements of Item 306 of Regulation S-T. For instance, please see exhibit 10.25.

11. Please update your exhibit list to include all of the exhibits filed with this registration statement.

Summary Information-Financial Summary, page 4

12. Please revise your tabular presentation to consistently and appropriately distinguish negative amounts.

Risk Factors, page 5

13. We note your response to comment 13 of our letter dated December 9, 2010. However, we fail to see the consistency between the disclosure that you "intend to rely on our resident employees and staff for operations of the biodiesel plants and on our logistics, sales and marketing and executive management who have been participating in the industry since 2007" in the risk factor "None of our officers or directors has experience in the biodiesel industry…" and the disclosure that your officers and directors "are essential to our operations, sales, logistics, procurement…" in risk factor "Our management decisions are made by our CEO, President and Vice Presidents…" Please advise and revise.

Sale of our common stock under Rule 144 could reduce the price of our stock, page 17

14. Please revise this risk factor to reflect the treatment of securities issued by shell companies under Rule 144. For further guidance, please see the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretations Question 137.01.

Plan of Distribution, page 23

15. To the extent that any successor(s) to the named selling shareholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling shareholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

Malaysian Production Plant, page 36

16. Please reconcile the disclosure on page 2 that your biodiesel plant located in Kuantan is under construction with the disclosure here that the plant is substantially complete and ready for production.

Feedstocks, page 37

17. We note the disclosure that you have devised a blended feedstock combination with your Research and Development group and your technology provider Desmet Ballestra. Please elaborate on these relationships and file all agreements as exhibits.

Regulation, page 40

18. Please revise to describe how you are specifically impacted by the regulatory initiatives in the US in relation to biofuels that you discuss in this section, including the programs described on page 43.

Business Strategies, page 44

19. Please update this section to reflect the achievements met or unmet in the fourth quarter of 2010 and first quarter of 2011.

MD&A-Critical Accounting Policies and Estimates page 47
Impairment of Long-Lived Assets, page 49

20. We note your response to comment 19 of our letter dated December 9, 2010. Please revise your disclosures to include a discussion of the long-lived asset impairments you recorded in fiscal 2009.

21. We note your disclosure on page 92 that the uncertainty surrounding the availability of project financing led you to record a 100% write down of the carrying value of the Century and Optimis plants in progress. Please include a specific and comprehensive discussion of the underlying nature of the costs included in the carrying value of these plants. Please fully discuss why you determined that the entire carrying value of the plants was impaired. In this regard, please discuss what consideration you gave to the value of cash flows that could be obtained from the disposition of these plants and to the

value a third party could obtain from these assets. In addition, we note that you disclose expiration dates for certain licenses that appear to be related to these plants. Please fully disclose and discuss the consequences of these expiration dates and/or your ability to extend these licenses. Reference ASC 360.

22. We note your disclosure on page 92 regarding the factors that led you to record a write down of the carrying value of the PBC plant. Please include a specific and comprehensive discussion of the underlying nature of the costs included in the carrying value of this plant.

23. Based on all the factors that you identified and that led to the significant asset impairments that you recorded during fiscal 2009, it continues to appear to us that the forepart of your filing does not adequately address the implications of these impairments on your future business prospects and/or what specific facts and circumstances have changed such that these impairments are not indicative of your future business prospects.

Summary Compensation Table, page 67

24. We partially reissue comment 23 of our letter dated December 9, 2010. Please provide the information required by Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Further, please ensure that all footnotes are denoted in the table

Consolidated Financial Statements
Note 2-Liquidity and Going Concern Considerations, page 84

25. Please address the current status of the term loan facilities. Please also disclose and discuss the specific steps you are undertaking or plans you have in light of the going concern uncertainty.

Note 3- Business Combinations & Disposition, page 85

26. We note your response to comments 27, 32 and 33 of our letter dated December 9, 2010 and have the following additional comments:

- Please disclose the historical value of Century at the time of the acquisition, including the values of individually significant items within net assets.

- Please discuss how the fair value of Optimis differed from its historical cost at the date of acquisition. To the extent that there was a significant difference in values, please discuss the underlying reasons for the difference. In addition, please discuss the underlying nature of the plant and equipment and the liabilities assumed.

- Please discuss how the fair value of PBC differed from its historical cost at the date of acquisition. To the extent that there was a significant difference in values, please discuss the underlying reasons for the difference. In addition, please discuss the underlying nature of the plant and equipment and the liabilities assumed.

- Please explain to us how the percentage ownership interests in BRII were determined upon its formation.

- Please tell what, if any, consideration was given to the fact that Century and Optimis appeared to be under common control when BRII was formed and acquired them.

- Please more fully explain to us your conclusion that the spin-off of PBC lacked any economic substance, including how and why the party with a 51% interest does not control the entity.

27. We note your response to comment 36 of our letter dated December 9, 2010. However, it continues to be unclear to us what consideration you gave to including historical financial statements for any of the entities you acquired. Reference Rule 8-04 of Regulation S-X.

Note 5- Property, Plant and Equipment, Net, page 93

28. We note that the accumulated impairment loss of your plants in progress increased from fiscal 2009 to fiscal 2010. Please clarify the underlying nature of this charge and clarify where and how it is reflected in your statement of operations and statement of cash flows.

29. We note your response to comment 28 of our letter dated December 9, 2010. However, it does not appear that you have included disclosures regarding the material terms of each land lease. Please revise as appropriate.

Note 7- Stockholders' Equity, page 96

30. We note your response to comment 30 of our letter dated December 9, 2010, however; it does not appear to us that your convertible preferred stock is within the scope of SFAS 150. Also, since your convertible preferred stock appears to be conditionally redeemable upon the occurrence of an event that is not solely within your control, it remains unclear to us how or why you believe it is appropriate to include the value of this preferred stock in permanent equity. Please refer to ASR 268 and EITF D-98 (ASC 480-10-S99-3A).

Exhibits, page 119

31. We partially reissue comment 38 of our letter dated December 9, 2010. Please file the term loan credit facilities as exhibits. It appears that you have only filed letters of changes to the credit facilities. Please advise.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael Williams, Esq. (*Via facsimile 813/ 832-5284*)